UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 52060

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OUTCOME CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 CUSTOM HOUSE, 12TH FLOOR
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RAFAEL BECK	(212) 897-1690	RBECK@INTEGRATED.SOLUTIONS
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Edelstein & Company LLP
(Name – if individual, state last, first, and middle name)

160 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

08/11/2009	3376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Oded Ben-Joseph, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to OUTCOME CAPITAL, LLC as of 12/31/23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member

Title

Notary Public

Ivana Bonetti
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 21, 2025

This filing** contains (check all applicable boxes):

☒   (a) Statement of financial condition.

☒   (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m)   Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w)   Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other: ————————————————————————————————

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OUTCOME CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2023



Report of Independent Registered Public Accounting Firm

To the Members of Outcome Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Outcome Capital, LLC, as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Outcome Capital, LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Outcome Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Outcome Capital, LLC's auditor since 2021.

Edelstein & Company LLP

Boston, Massachusetts
February 28, 2024

OUTCOME CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash	$	368,198
Accounts receivable		305,383
Prepaid expenses		32,532
Property and equipment, net		167,137
Right-of-use assets		3,202,108
Security deposit		169,661
TOTAL ASSETS	$	4,245,019

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	128,156
Accrued expenses		49,325
Accrued payroll		63,386
Unearned revenue		31,668
Lease obligations		3,268,428
Total liabilities		3,540,963
Members' equity		704,056
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,245,019

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Outcome Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the state of Massachusetts and has one class of ownership interest, owned equally by two partners. Net profits and losses are allocated in accordance with the members' respective ownership percentages. The Company is engaged in business as a securities broker-dealer, which comprises merger and acquisition and advisory services.

The liability of the Members is limited to the capital held by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in Preparing Financial Statements
The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
All revenue is accounted for in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Under ASC 606 the Company (i) identifies the contract with a customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price of the contract, (iv) allocates the transaction price to the identified performance obligation in the contract, and (v) recognizes revenue as the Company satisfies the identified performance obligations in the contract.

The Company enters into contracts with customers that typically contain two performance obligations: (1) business advisory services and (2) transaction brokerage services. The Company's contracts include two types of consideration: (1) fixed monthly fees paid that are allocated to business advisory services and (2) a success fee which is considered variable consideration received upon the consummation of a transaction, and allocated to transaction brokerage services. The success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. The Company views business advisory services as a promise to transfer a series of distinct services to the customer that are substantially the same and which have the same pattern of service equally through the contract period. Revenue is recognized ratably over the contract term using an output measure of time elapsed. This continuous transfer of control is supported by the unilateral right of many of the Company's customers to terminate contracts for convenience, without having to provide justification for this decision. The Company invoices monthly under these arrangements with payment due on receipt of the invoice. The Company recognizes revenue from success fees when the

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

transaction is successfully completed, and the uncertainty associated with the variable consideration is resolved.

The Company also enters into contracts with customers to provide general consulting services that do not contain specific deliverables. Typically, the term of these engagements is less than one year. Under these arrangements, the Company views its performance obligation as a promise to transfer a series of distinct services to the customer that are substantially the same and have the same pattern of service equally through the contract period. Revenue is recognized ratably over the contract term using an output measure of time elapsed.

Unearned revenue represents contract liabilities that are recorded when cash payments are received or are due in advance of the satisfaction of performance obligations. At December 31, 2023, the Company had unearned revenue of $31,668. There were no accounts receivable or unearned revenue at the beginning of the year.

Expenses reimbursements are included in revenue and an equivalent amount of reimbursable expenses is included in operating expense in the period in which the expense is incurred.

Income Taxes

Income taxes are generally not reflected in the accompanying financial statements as the responsibility for income taxes is that of the members, not of the Company itself. In 2022, the Company elected to be taxed as a pass-through entity ("PTE") for state income tax purposes only. Under this regime, the Company pays the state income tax on behalf of its members for their share of state taxable income, rather than having each member report and pay taxes on their personal income tax return.

Cash

The Company maintains its cash in a commercial bank. All amounts held by the bank are subject to Federal Deposit Insurance Corporation (FDIC) insurance limitations, and amounts held may exceed those limits.

Accounts Receivable and Credit Losses

Accounts receivable are stated at estimated net realizable value. The Company recognizes reserves for credit losses to ensure receivables are not overstated due to collectability. Credit loss reserves are maintained for customers using an expected credit loss model based on a variety of factors, including the nature of the accounts receivable, risks of loss, length of time customer receivables are past due, and historical experience. The Company provides for estimated uncollectible amounts through a charge to bad debt expense and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Office furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method generally over an estimated useful life of three to five years for office furniture and equipment. Leasehold improvements are amortized over the lesser of the term of the lease or seven years using the straight-line method.

Leases

The Company accounts for leases under ASC 842, Leases. This guidance requires that lessees in a leasing arrangement recognize a right-of-use asset and a lease liability for all leases with a lease term greater than one year. Lease right-of-use assets ("ROU") and liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating lease ROU assets are calculated as the present value of the lease payments plus initial direct costs, plus prepayments less any lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. Lease expense is recognized on a straight-line basis over the lease term. The Company has elected not to recognize an ROU asset and obligation for a lease with an initial term of twelve months or less.

The leases do not have restrictive financial or other covenants. Payments due under the lease contract for office space include fixed payments and no variable payments other than the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in the lease payments used to determine lease liability and are recognized as variable costs when incurred.

See Note 6, "Commitments and Contingent Liabilities" for additional information on the Company's leases.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including right-of-use assets, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

NOTE 3 – EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing retirement plan in which employees of the Company participate. The plan covers substantially all employees upon completion of three months of continuous service, as defined. The plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions up to six percent of annual compensation, subject to certain annual limitations. Notwithstanding an employee's election to defer salary, the Company contributes three percent of employee salary to the plan and may provide additional discretionary profit contributions at a rate to be determined annually.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2023:

Furniture and fixtures	$ 162,225
Office equipment	13,708
Total	$ 175,933
Less: accumulated depreciation	(8,796)
Total property and equipment	$ 167,137

NOTE 5 – REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $70,790, which was $48,200 in excess of its required net capital of $22,590. The Company's aggregate indebtedness net capital ratio was 4.79 to 1.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company has operating leases for its office space and a copier machine. The Company's office space lease contains an option to renew the lease for a period of five years. Since the Company is not reasonably certain to exercise any renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments used to determine the lease liability.

Other information related to leases as of December 31, 2023, was as follows:

Weighted Average Remaining lease term:	7.75 years
Weighted Average Discount rate:	7.00%

Amounts disclosed for ROU assets obtained in exchange for lease liabilities and reductions to ROU assets resulting from reductions to lease liabilities include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Future minimum lease payment commitments of the operating lease liabilities that are included in lease liabilities on the statement of financial condition are set forth below:

Year ended December 31,	
2024	$ 512,373
2025	522,621
2026	533,073
2027	543,735
2028	554,609
Thereafter	1,582,185
Total undiscounted lease payments	4,248,596
Less: imputed interest	(980,168)
Total lease liabilities	$ 3,268,428

NOTE 7 – SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that have occurred since December 31, 2023. The Company received capital contributions in the amount of $200,000 in January 2024.